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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                RDO EQUIPMENT CO.
                       (Name of Subject Company (Issuer))

                      -------------------------------------

                           RONALD D. OFFUTT (OFFEROR)
             (Name of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   749413-10-0
                      (CUSIP Number of Class of Securities)

                              --------------------

                           THOMAS K. ESPEL, TREASURER
                                RDO EQUIPMENT CO.
                           2829 UNIVERSITY DRIVE SOUTH
                                 FARGO, ND 58103
                              TEL.: (701) 297-4288
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                      -------------------------------------

                                    Copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer, Wolff & Donnelly LLP
                              Plaza VII, Suite 3300
                             45 South Seventh Street
                        Minneapolis, Minnesota 55402-1609
                              Tel.: (612) 607-7000

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                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE*
   Not Applicable                                             Not Applicable

* As the filing contains only preliminary communications made before the commencement of the tender offer under General Instruction D, no filing fee is required.

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


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       None              Filing Party:    Not Applicable
Form or Registration No.:     Not Applicable    Date Filed:      Not Applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.

|_|      issuer tender offer subject to Rule 13e-4.

|X|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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This Tender Offer Statement on Schedule TO is filed by Ronald D. Offutt ("Mr.
Offutt"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Mr. Offutt.

Letter from Ronald D. Offutt to the Board of Directors of RDO Equipment Co.,
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dated December 16, 2002:
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December 16, 2002                                      VIA EMAIL & UPS OVERNIGHT
                                                       -------------------------

Mr. Bradford Freeman                                   Professor Ray Goldberg
Freeman Spogli & Company                               975 Memorial Drive
11100 Santa Monica Blvd. - Suite 1900                  Apt. 701
Los Angeles, CA  90025                                 Cambridge, MA  02138

Mr. Norm Jones                                         Mr. Ed Schafer
5041 Interlachen Bluff                                 4426 Carrie Rose Lane
Edina, MN  55436                                       Fargo, ND  58104

Mr. Jim Watkins
10011 NW Highway 225-A
Ocala, FL  34482


Gentlemen:

I am writing to inform you that I am interested in acquiring all of the outstanding shares of the Class A Common Stock, par value $.01 (the "Class A Common Stock"), of RDO Equipment Co. that I do not currently own or control (the "Proposed Transaction").

If I decide to pursue the Proposed Transaction, my current intention is to make the offer directly to the Company's stockholders. Aside from conditions customary to similar tender offers, my offer would be conditioned on the tender by Company stockholders of a sufficient number of shares of Class A Common Stock such that, after the offer is completed, and assuming conversion of my shares of Class B Common Stock into shares of Class A Common Stock, I would own at least 90% of the Class A Common Stock of the Company. I would also condition my offer on the tender of at least a majority of the shares of Class A Common Stock owned by holders not affiliated with me. I would not be able to waive this latter condition. If the conditions to this offer were satisfied and the offer completed, as soon as practicable thereafter I would effect a "short-form" merger of the Company with and into the acquisition entity I will be creating. In this merger, the remaining Company stockholders would receive the same price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights.

Because my offer would be made directly to the Company's stockholders, Delaware law does not require approval of this offer by the Company's Board of Directors. Nevertheless, I am requesting that an independent committee of the Company's Board be created (the "Committee"), and that the Committee engage financial and legal advisors to advise it as to the legal obligations of the Committee and the Board in connection with the Proposed Transaction and any offer that I may make.

I have not yet finally decided the offering price I am willing to pay for shares purchased in the Proposed Transaction. However, at present I am considering an offer in a range of $5.22 to $5.66 per share. I would expect to discuss the offering price with the Committee prior to the commencement of my offer.

Although I have the financial means to pursue the Proposed Transaction, until I formally commence an offer to the Company's stockholders I reserve the right, in my sole and absolute discretion, not to proceed for any reason. Please note that if I elect to proceed with the Proposed Transaction, I intend to formally commence my offer on or about January 20, 2003. Therefore, I would appreciate that the Committee and the Board, along with its advisors, work diligently to evaluate the Proposed Transaction and any offer I might make within this timeframe.

Respectfully,

/s/ RONALD D. OFFUTT

Ronald D. Offutt
Chairman, Chief Executive Officer, and Principal Stockholder

cc:      Mr. Allan Knoll
         Mr. Paul Horn
         Ms. Christi Offutt
         Mr. Steve Dewald
         Mr. Tom Espel
                                  *    *    *


Additional Information and Where to Find it
-------------------------------------------

In connection with the proposed transaction, Ronald D. Offutt ("Mr. Offutt") expects to file a Schedule TO-T and related materials with the Securities and Exchange Commission (the "Commission"). These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the Schedule TO-T and other documents filed by Mr. Offutt with the Commission at the Commission's web site, which is located at www.sec.gov. Copies of the Schedule TO-T, as well as Mr. Offutt's related filings made with the Commission, may also be obtained from the Investor Relations Department of RDO Equipment Co. at (701) 297-4288.